Exhibit (a)(1)(A)

NOTICE OF CHANGE OF CONTROL AND OFFER TO PURCHASE

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

(formerly named Allscripts Healthcare Solutions, Inc.)

Offer to Purchase for Cash any and all of the Outstanding Allscripts Healthcare Solutions, Inc.

3.50% Convertible Senior Debentures due 2024

(CUSIP Nos. 01988PAA6, 01988PAB4)

To exercise your option to have the Company purchase your Debentures and receive the Change of Control Repurchase Price, you must deliver the enclosed Purchase Notice to the Paying Agent prior to 5:00 p.m., New York City time, on December 9, 2008 (the “Expiration Date”) and not have withdrawn your Debentures prior to 5:00 p.m., New York City time, on the Expiration Date.

In accordance with Section 3.08 of the Indenture (as defined below), Allscripts-Misys Healthcare Solutions, Inc. (formerly named Allscripts Healthcare Solutions, Inc.) (the “Company”) hereby delivers this Notice of Change of Control and Offer to Purchase (as amended and supplemented from time to time, the “Offer to Purchase”), and the related offer materials and hereby offers to purchase any and all of the Allscripts Healthcare Solutions, Inc. 3.50% Convertible Senior Debentures due 2024 (the “Debentures”) at a purchase price, equal to 100% of the principal amount of the Debentures being repurchased ($1,000 per each $1,000 principal amount outstanding) plus any accrued and unpaid interest and accrued and unpaid Liquidated Damages (as defined in the Indenture), if any, to but not including the Change of Control Repurchase Date (as defined below) (the “Change of Control Repurchase Price”). The offer to purchase Debentures on the terms and subject to the conditions set forth in the Offer to Purchase is referred to herein as the “Change of Control Offer.”

A “Change of Control” (as defined in clause (i) of the definition thereof in the Indenture) occurred on October 10, 2008, as a result of the acquisition (the “Acquisition”) by Misys plc (“Misys”) and its subsidiaries of in excess of 50% of the issued and outstanding shares of the Company’s common stock (the “Shares”) pursuant to an Agreement and Plan of Merger dated as of March 17, 2008 by and among Misys, Misys Healthcare Systems, LLC, a wholly-owned indirect subsidiary of Misys (“MHS”), the Company and Patriot Merger Company, LLC, a wholly-owned subsidiary of the Company (“Patriot”), which included (i) the merger on such date of Patriot with and into MHS, with MHS continuing as the surviving entity as a wholly-owned subsidiary of the Company (the “Merger”), in consideration for which a subsidiary of Misys received shares of the Company and (ii) the purchase by a subsidiary of Misys of 18,857,142 shares of Company common stock for $330,000,000 in cash.

The Change of Control Offer is being made pursuant to obligations in the Indenture governing the Debentures between the Company and Bank of America, N.A., as successor by merger to LaSalle Bank N.A., dated as of July 6, 2004 (the “Indenture”).

On first business day after December 10, 2008 (December 10, 2008 being referred to herein as the “Change of Control Repurchase Date”), the Company will purchase all Debentures properly tendered and not validly withdrawn as of 5:00 p.m., New York City time, on December 9, 2008 (the “Expiration Date”), unless the offering period is extended.

This Offer to Purchase constitutes the notice required by Section 3.08 of the Indenture.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these transactions or determined if this statement is truthful or complete. Any representation to the contrary is a criminal offense.

HOLDERS THAT SURRENDER DEBENTURES THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The Paying Agent Is: Bank of America, N.A.

By Regular, Registered or Certified Mail or Overnight Courier: LaSalle Global Trust Services Attn: Margaret Muir 135 South LaSalle Street Mail Code IL4-135-16-25 Chicago, IL 60603	By Facsimile: (312) 904-4018 Confirm Receipt of Facsimile Only: Telephone: (312) 904-2226

The Date of This Offer to Purchase is November 7, 2008

TABLE OF CONTENTS

Summary Term Sheet		1

Important Information Concerning the Change of Control Offer		5

1.	Information Concerning the Company	5

2.	Information Concerning the Debentures	5

	2.1 The Company’s Obligation to Purchase the Debentures	5

	2.2 Change of Control Repurchase Price	5

	2.3 Conversion Rights of the Debentures	6

	2.4 Market for the Debentures	7

	2.5 Redemption	8

	2.6 Ranking	8

3.	Procedures to be Followed by Holders to Surrender Debentures for Purchase	8

	3.1 Method of Delivery	8

	3.2 Purchase Notice	9

	3.3 Delivery of the Debentures	9

4.	Right of Withdrawal	10

5.	Payment for Surrendered Debentures	10

6.	Debentures Acquired	11

7.	Plans or Proposals of the Company	11

8.	Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures	12

9.	Purchase, Exchange or Redemption of Debentures by the Company and its Affiliates	13

10.	Material Tax Considerations	13

11.	Additional Information	15

12.	No Solicitations	16

13.	Definitions	16

14.	Conflicts	16

Annex A. Information About the Directors and Executive Officers of the Company and Misys.

No person has been authorized to give any information or to make any representations other than those contained in this Offer to Purchase and related Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or Misys. This Offer to Purchase and related Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Debentures in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, Misys or their respective boards of directors or employees is making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Debentures for purchase. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Debentures for purchase and, if so, the amount of Debentures to surrender.

We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4 under the Securities Act of 1934, as amended (the “Exchange Act”), from purchasing any of the Debentures outside of the Change of Control Offer for ten business days after the expiration of the Change of Control Offer. Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future, to purchase any of the Debentures, whether or not any Debentures are purchased by the Company pursuant to the Change of Control Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Change of Control Offer and could be for cash or other consideration. We cannot assure you as to which, if any, of these alternatives, or combination thereof, we will pursue.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Change of Control Offer. To understand the Change of Control Offer fully and for a more complete description of the terms of the Change of Control Offer, we urge you to read carefully the remainder of this Offer to Purchase and the related Purchase Notice and the Indenture because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary elsewhere in this Change of Control Offer.

Who is offering to purchase my Debentures?

Allscripts-Misys Healthcare Solutions, Inc., a corporation existing under the laws of Delaware, is offering to purchase your Debentures. (Page 5)

What securities are you seeking to purchase?

We are offering to purchase any and all of outstanding Allscripts Healthcare Solutions, Inc. 3.50% Convertible Senior Debentures due 2024 validly surrendered for purchase, at the option of the holder thereof (the “Holder”). As of the close of business on November 6, 2008, there was $27,868,000 in principal amount of the securities outstanding. (Page 5)

If I do not surrender my Debentures for purchase, will I continue to be able to exercise my conversion rights?

Yes, the Debentures may be converted, if they are otherwise convertible pursuant to Article 10 of the Indenture, if you do not surrender your Debentures in connection with the Change of Control Offer or if your Change of Control Notice has been withdrawn in accordance with the terms of the Indenture.

As a result of the special cash dividend paid by the Company in connection with the Acquisition, the Conversion Rate (as defined in the Indenture) of the Debentures will be adjusted in accordance with Section 10.04(e) of the Indenture. It is currently anticipated that the Conversion Rate cap set forth in Section 10.04(n) of the Indenture of 124.3781 Shares per each $1,000 principal amount of the Debentures will apply. The Conversion Rate prior to the Change of Control was 84.8415 Shares per each $1,000 principal amount of the Debentures.

How much are you offering to pay and what is the form of payment?

In accordance with the Indenture, we are offering to purchase for cash the Debentures at a purchase price equal to 100% of the principal amount of the Debentures being repurchased ($1,000 per each $1,000 principal amount) plus accrued and unpaid interest and accrued and unpaid Liquidated Damages (as defined in the Indenture), if any, to but not including the Change of Control Repurchase Date. On the first business day after the Change of Control Repurchase Date, we will purchase any Debentures properly tendered and not withdrawn as of 5:00 p.m., New York City time, on the Expiration Date. (Page 5)

Why is the Company making the Offer to Purchase?

A “Change of Control” (as defined in clause (i) of the definition thereof in the Indenture) occurred on October 10, 2008, as a result of the Acquisition by Misys and its subsidiaries of in excess of 50% of the issued and outstanding Shares pursuant to the Agreement and Plan of Merger dated as of March 17, 2008 by and among Misys, MHS, the Company and Patriot, which included (i) the Merger, in consideration for which a subsidiary of Misys received shares of the Company and (ii) the purchase by a subsidiary of Misys of 18,857,142 shares of Company common stock. Pursuant to the terms of the Indenture, the occurrence of the Change of Control triggered the rights of the Holders to require that their Debentures be purchased at the Change of Control Repurchase Price. On the first business day after Change of Control Repurchase Date, the Company will purchase all Debentures properly tendered and not withdrawn as of 5:00 p.m., New York City time, on the Expiration Date, unless the offering period is extended. (Page 5)

Does the Company have the financial resources to make payment?

The Company intends to fund the purchase of the Debentures from available cash on hand and its Amended and Restated Credit Facility dated as of August 15, 2008 with JPMorgan Chase Bank, N.A., as administrative agent (the “Credit Facility”), which is described in more detail below. (Page 11)

How can I determine the market value of the Debentures?

There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Shares and the market for similar securities to the extent available. (Page 7)

When does the Change of Control Offer expire?

The Change of Control Offer expires at 5:00 p.m., New York City time, on December 9, 2008 (the “Expiration Date”). We do not expect to extend the Expiration Date unless required to do so by U.S. federal securities laws. (Page 5)

What are the conditions to the purchase by the Company of the Debentures?

There are no conditions to this Change of Control Offer except (i) for the timely and proper delivery and tender of the Debentures in accordance with the terms of the Change of Control Offer and (ii) that the Change of Control Offer must comply with applicable law (Page 11)

What do the board of directors of the Company and Misys think of the Change of Control Offer?

None of the Company, Misys or their respective boards of directors or employees is making any recommendation to Holders as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Offer to Purchase. Each Holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on such Holder’s assessment of current market value of the Debentures and the Shares and other relevant factors. (Page 6)

How do I surrender my Debentures?

To surrender your Debentures for purchase pursuant to the Change of Control Offer, you must deliver the Purchase Notice and required documents to the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date (the business day immediately preceding the Change of Control Repurchase Date). (Page 9)

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC. (Page 9)

If I surrender my Debentures, when will I receive payment for them?

We will accept for payment all validly surrendered Debentures promptly upon expiration of the Change of Control Offer. We will forward to the Paying Agent the appropriate amount of cash required to pay the Change of Control Repurchase Price for the tendered Debentures, and the Paying Agent will promptly distribute the cash to the Holders on the later of the first business day after the Change of Control Repurchase Date and the time of surrender of the Debentures to the Paying Agent. (Page 10)

Until what time can I withdraw previously surrendered Debentures?

You can withdraw Debentures previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on the Expiration Date. (Page 9)

How do I withdraw previously tendered Debentures?

To withdraw previously tendered Debentures, you must deliver an executed written notice of withdrawal, to the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice must state the certificate number of the Debentures in respect of which such notice of withdrawal is being submitted or the appropriate depository procedures of Debentures for which certificates have not been issued; the principal amount of the Debentures with respect to which such notice of withdrawal is being submitted and the principal amount, if any, of such Debentures which remains subject to the Change of Control Notice and which has been or will be delivered for purchase by the Company. (Page 9)

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

Do I need to do anything if I do not wish to surrender my Debentures for purchase?

No.

If I choose to surrender my Debentures for purchase, do I have to surrender all of my Debentures?

No. You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase pursuant to the Change of Control Offer, however, you must surrender your Debentures in an integral multiple of $1,000 principal amount. (Page 8)

Will I have to pay taxes if I surrender my Debentures for purchase in the Change of Control Offer?

The receipt of cash in exchange for Debentures pursuant to the Change of Control Offer will in general be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Page 13)

What will happen to Debentures not tendered in the Change of Control Offer?

Any Debentures that remain outstanding after the Change of Control Repurchase Date will continue to be obligations of the Company and will enjoy the benefits of the Indenture. You also will continue to have the right to convert the Debentures in accordance with the terms of the Indenture. The other terms and conditions governing the Debentures, including the covenants and other protective provisions contained in the Indenture governing the Debentures, will remain unchanged. (Page 8)

Who is the Paying Agent?

Bank of America, N.A. as successor by merger to LaSalle Bank, N.A., the trustee under the Indenture, is serving as Paying Agent in connection with the Change of Control Offer. Its address and telephone number are set forth on the front cover page of this Offer to Purchase.

Who can I contact if I have questions about the Change of Control Offer?

Questions regarding the Change of Control Offer may be directed to William J. Davis, Chief Financial Officer of the Company, at 312-506-1211. Questions and requests for assistance in connection with the surrender of Debentures for purchase in this Change of Control Offer may be directed to Meg Muir at Bank of America, N.A. at 312-904-2226.

Who is the Conversion Agent?

Bank of America, N.A., as successor by merger to LaSalle Bank, N.A., the trustee under the Indenture, is serving as Conversion Agent in connection with the Conversion of Debentures into Shares. Its address and telephone number are 135 South LaSalle Street, Mail Code IL4-135-16-25, Chicago, IL 60603 Attn: Margaret Muir at 312-904-2226.

IMPORTANT INFORMATION CONCERNING THE CHANGE OF CONTROL OFFER

1.       Information Concerning the Company. Allscripts-Misys Healthcare Solutions, Inc. is a corporation existing under the laws of Delaware. The Company maintains its principal executive offices at 222 Merchandise Mart Plaza, Suite 2024, Chicago, IL 60654, and its telephone number is (312) 506-1200.

2.       Information Concerning the Debentures.

2.1     The Company’s Obligation to Purchase the Debentures. This Offer to Purchase is being sent to you pursuant to the Indenture and constitutes the notice referenced in Section 3.08 of the Indenture. The Indenture provides that following a “Change of Control” (as defined in clause (i) of the definition thereof in the Indenture) the Company must provide notice of the Change of Control no later than 30 days after such event, and must offer each Holder of the Debentures the right to have all of its Debentures, any portion of the principal amount thereof that is $1,000 or an integral multiple of $1,000, purchased at a price determined as set forth in the Indenture. As described above, a Change of Control occurred on October 10, 2008. If the Paying Agent holds cash sufficient to pay the Change of Control Repurchase Price on the Change of Control Repurchase Date, any Debentures for which a Purchase Notice has been received will cease to be outstanding and interest and Liquidated Damages, if any, on such Debentures will cease to accrue, and will be deemed to be paid, whether or not the Debentures are delivered to the Paying Agent.

The Change of Control Offer will expire at 5:00 p.m., New York City time, on the Expiration Date. We do not expect to extend the period Holders have to accept the Change of Control Offer unless required to do so by the U.S. federal securities laws. There will be no purchase of any Debentures if there has occurred and is continuing an Event of Default (as defined in the Indenture).

The purchase by the Company of Debentures as to which a Purchase Notice has been delivered and not properly withdrawn is not subject to any conditions other than such purchase being lawful.

2.2     Change of Control Repurchase Price. Upon the terms and subject to the conditions set forth herein, the Company is offering to purchase the Debentures at a purchase price in cash equal to 100% of the principal amount of the Debentures being repurchased ($1,000 per each $1,000 principal amount outstanding) plus accrued and unpaid interest and accrued and unpaid Liquidated Damages (as defined in the Indenture), if any, to but not including the Change of Control Repurchase Date. On the first business day after the Change of Control Repurchase Date, we will purchase any Debentures properly surrendered and not properly withdrawn as of 5:00 p.m., New York City time, on the Expiration Date.

Debentures surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

The Change of Control Repurchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of any Debentures or the Shares. Thus, the Change of Control Repurchase Price may be significantly higher or lower than the market price of the corresponding Debentures on the Change of Control Repurchase Date. Holders of Debentures are urged to obtain the best available information as to potential current market prices of their Debentures to the extent available, and the Company’s Shares before making a decision whether to surrender their Debentures for purchase.

None of the Company, Misys or their respective boards of directors or employees is making any recommendation to Holders as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Change of Control Purchase Offer Notice. Each Holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on such Holder’s assessment of current market value of the Debentures and the Company’s Shares and other relevant factors.

2.3     Conversion Rights of the Debentures.

The Debentures may be converted into Shares prior to stated maturity only in accordance with and subject to the terms of the Indenture.

Holders who do not surrender their Debentures for purchase pursuant to the Change of Control Offer will maintain the right to convert their Debentures into the consideration provided for in the Indenture, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures, including the satisfaction of the conditions noted in the Indenture.

As a result of the special cash dividend to be paid by the Company in connection with the transactions with Misys, the Conversion Rate of the Debentures will be adjusted in accordance with Section 10.04(e) of the Indenture. It is currently anticipated that the Conversion Rate cap set forth in Section 10.04(n) of the Indenture of 124.3781 Shares per each $1,000 principal amount of the Debentures will apply. The Conversion Rate prior to the Change of Control was 84.8415 Share per each $1,000 principal amount of Debentures. The Company has the option to satisfy its obligation to deliver Shares on conversion by delivering cash in lieu of all or some of the Shares, subject to the terms of the Debentures and the Indenture.

Based upon a conversion rate of 124.3781 per each $1,000 principal amount of the Debentures and a stock price of $7.13 per Share, the closing price of the Shares on November 6, 2008 as reported on the NASDAQ, the hypothetical conversion value per $1,000 principal amount of the Debentures is $886.82. The purchase price that we are offering per $1,000 principal amount at maturity of Debentures is expected to be more than this hypothetical conversion value. The actual value of the conversion consideration that a particular holder would be entitled to receive pursuant to the Indenture and the Debentures upon conversion of such Debentures varies, however, based upon the value of the Company’s common stock when the Debentures are tendered for conversion. There can be no assurance as to the price at which the Company’s common stock may now or in the future trade or be sold, and no assurance as to whether a holder will receive an amount greater than, less than, or equal to the hypothetical conversion value set forth above upon conversion. Holders of Debentures are urged to consult with their own financial advisors before accepting the Change of Control Offer.

Any Debentures as to which a Purchase Notice has been given under this Change of Control Offer may be converted in accordance with the terms of the Indenture and the Debentures only if the applicable Purchase Notice has been validly withdrawn in accordance with the terms of the Indenture, as described in Section 4 of this Change of Control Offer.

2.4     Market for the Debentures. There is no established reporting system or trading market for trading in the Debentures. However, we believe the Debentures currently are traded over the counter. We have been advised that there is no practical way to determine the trading history of the Debentures. We believe that trading in the Debentures has been limited and sporadic. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Company’s Shares and the market for similar securities.

The following table sets forth, for the quarters indicated, the high and low per share sales prices of the Company’s Shares on the NASDAQ, respectively, as compiled from published financial sources. On October 17, 2008, the Company paid a special cash dividend of $5.23 per share.

Year Ending December 31, 2008
	NASDAQ
	High	Low
4th Quarter (through November 6, 2008)	12.49	4.20
3rd Quarter	15.69	11.78
2nd Quarter	13.50	10.35
1st Quarter	18.81	8.76

Year Ended December 31, 2007
	NASDAQ
	High	Low
4th Quarter	27.80	17.13
3rd Quarter	27.80	22.44
2nd Quarter	27.49	22.61
1st Quarter	30.99	24.62

Year Ended December 31, 2006
	NASDAQ
	High	Low
4th Quarter	28.89	21.94
3rd Quarter	22.78	16.79
2nd Quarter	18.35	16.06
1st Quarter	19.56	13.85

On November 6, 2008, the last reported sales price of the Company’s Shares on the NASDAQ was $7.13. As of November 5, 2008, there were approximately 145,905,000 Shares outstanding. Misys owns approximately 56.8% of the Company’s outstanding Shares. We urge you to obtain current market information for the Debentures, to the extent available, and the Company’s Shares before making any decision to surrender your Debentures pursuant to the Change of Control Offer.

The Debentures are held through The Depository Trust Company (“DTC”) and as of November 5, 2008 DTC was the sole record holder of the Debentures.

2.5    Redemption. The Debentures which remain outstanding after consummation of this Change of Control Offer will continue to be subject to the redemption provisions of the Indenture, which are briefly summarized below.

Redemption at the Option of the Company.

The Debentures may be redeemed at the Company’s option at any time on or after July 20, 2009, at a price equal to 100% of the principal amount of the Debentures redeemed, together with any accrued and unpaid cash interest to the redemption date and accrued and unpaid Liquidated Damages (as defined in the Indenture), if any.

Redemption at the Option of the Holder.

On July 15 in each of 2009, 2014 and 2019, the Company will, at the option of a Holder, be required to redeem, at a price equal to 100% of the principal amount of the Debentures redeemed, together with any accrued and unpaid cash interest to the redemption date and accrued and unpaid Liquidated Damages (as defined in the Indenture) (if any), any outstanding Debentures for which a written holder redemption notice has been properly delivered by the Holder to the trustee and not withdrawn, subject to certain additional conditions.

2.6    Ranking. The Debentures rank on parity in right of payment with all of the Company’s existing and future unsecured and unsubordinated indebtedness.

3.       Procedures to be Followed by Holders to Surrender Debentures for Purchase.

Holders will not be entitled to receive the Change of Control Repurchase Price for their Debentures unless they validly deliver a Purchase Notice and related materials to the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date and do not withdraw such Purchase Notice prior to 5:00 p.m., New York City time, on the Expiration Date. Additionally, Holders will not be eligible to receive the Change of Control Purchase Price until they have surrendered their Debentures to the Paying Agent. Only registered Holders are authorized to surrender their Debentures for purchase. Holders may surrender some or all of their Debentures, however, if only some of their Debentures are surrendered, they must be in an integral multiple of $1,000 principal amount.

If Holders do not deliver a valid Purchase Notice with respect to any of their Debentures prior to 5:00 p.m., New York City time, on the Expiration Date, such Debentures will remain outstanding subject to the existing terms of the Indenture and Debentures.

3.1     Method of Delivery. The method of delivery of Debentures, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Debentures and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when Debentures or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Expiration Date to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

3.2    Purchase Notice. Pursuant to the Indenture, the Purchase Notice must state:

•	the certificate number of the Debentures which the Holder will deliver to be purchased or the appropriate depositary procedures if certificated securities have not been issued;

•	the portion of the principal amount which the Holder will deliver to be purchased, which portion must be $1,000 or an integral multiple thereof; and

•	that such Debentures shall be purchased pursuant to this Offer to Purchase.

3.3    Delivery of the Debentures.

THE TRUSTEE HAS INFORMED THE COMPANY THAT, AS OF THE DATE OF THE CHANGE OF CONTROL PURCHASE OFFER NOTICE, ALL CUSTODIANS AND BENEFICIAL HOLDERS OF THE DEBENTURES HOLD THE DEBENTURES THROUGH DTC ACCOUNTS AND THAT THERE ARE NO CERTIFICATED SECURITIES IN NON-GLOBAL FORM. ACCORDINGLY, ALL DEBENTURES SURRENDERED FOR PURCHASE HEREUNDER MUST BE DELIVERED THROUGH THE TRANSMITTAL PROCEDURES OF DTC.

Debentures in Certificated Form. To receive the Change of Control Repurchase Price, Holders of Debentures in certificated form must deliver to the Paying Agent the Debentures to be surrendered for purchase and the accompanying Purchase Notice, or a copy thereof, prior to 5:00 p.m., New York City time, on the Expiration Date.

Debentures Held Through a Custodian. A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures for purchase on the Holder’s behalf.

Debentures in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Debentures by: delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Debentures prior to 5:00 p.m., New York City time, on the Expiration Date; and electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system prior to 5:00 p.m., New York City time, on the Expiration Date. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Purchase Notice.

Debentures and the Purchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

4.       Right of Withdrawal. A Purchase Notice and Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw a Purchase Notice, Holders must deliver to the Paying Agent written notice, containing:

•

the principal amount of the Debentures with respect to which such notice of withdrawal is being submitted or the appropriate depositary procedures if certificated securities have not been issued for such security,

•	the certificate number of the Debentures being withdrawn in respect of which such notice of withdrawal is being submitted, and

•	the principal amount of such Debentures which remains subject to the original Purchase Notice and which has been or will be delivered for purchase by the Company.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5.       Payment for Surrendered Debentures. The Company will forward to the Paying Agent the appropriate amount of cash required to pay the Change of Control Purchase Price for the surrendered Debentures prior to 10:00 a.m. New York City time on the business day immediately following the Expiration Date, and the Paying Agent will distribute the cash to each Holder that has validly delivered its Purchase Notice and not validly withdrawn such delivery, promptly following the later of the first business day after the Change of Control Repurchase Date and the time of surrender of the Debentures.

If the Paying Agent holds cash sufficient to pay the Change of Control Repurchase Price of the Debentures, for which a Purchase Notice has been received and not validly withdrawn, on the Expiration Date, then as of the Change of Control Repurchase Date, such Debentures will cease to be outstanding and interest on such Debentures will cease to accrue, and be deemed to be paid, whether or not the Debentures are delivered to the Paying Agent. Thereafter, all other rights of the Holder shall terminate, other than the right to receive the Change of Control Repurchase Price upon delivery of such Debentures.

Based on the Debentures outstanding as of the close of business on November 6, 2008, the total amount of funds required by the Company to purchase all of the Debentures in this Change of Control Offer is approximately $28,266,280 (assuming all of the Debentures are validly surrendered for purchase and accepted for payment). In the event any Debentures are surrendered and accepted for payment, we intend to use our available cash and the Credit Facility to purchase the Debentures.

6.       Source and Amount of Funds. The total amount of funds the Company needs to purchase all of the Debentures pursuant to the Change of Control Offer and to pay related fees and expenses is estimated to be approximately $28,316,280 (assuming 100% of the outstanding Debentures are tendered and accepted for payment). The Company intends to fund the Company’s purchase of the Debentures from available cash on hand and the Credit Facility. The Credit Facility provides a backstop facility of up to $50 million (the “Backstop”) to be used to fund repurchases of the Debentures. The Backstop, if drawn upon, will amortize in equal quarterly installments and mature on the second anniversary of such draw. The Credit Facility’s lenders’ obligation to provide the Backstop terminates upon the earliest to occur of: (i) the Business Day (as defined in the Credit Facility) immediately following the Change of Control Repurchase Date and (ii) the date that is one-hundred and twenty (120) days after the date on which the Acquisition was consummated. The interest rate for the Backstop, is expected to be LIBOR plus 1.625% and thereafter will be based upon the Company’s leverage ratio as of the last day of the most recently ended fiscal quarter or fiscal year.

7.       Conditions of the Change of Control Offer. There are no conditions to this Change of Control Offer except (i) for the timely and proper delivery and tender of the Debentures in accordance with the terms of the Change of Control Offer and (ii) that the Change of Control Offer must comply with applicable law.

8.       Debentures Acquired. Any Debentures purchased by the Company pursuant to the Change of Control Offer will be cancelled by or at the direction of the trustee, pursuant to the terms of the Indenture.

9.       Plans or Proposals of the Company. Neither the Company nor Misys has as of the date of this Offer to Purchase any other plans which would be material to a Holder’s decision to surrender Debentures for purchase in the Change of Control Offer, which relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•

any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

10.    Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures.

Except as described below:

•

none of the Company, nor, to the knowledge of the Company, Misys, nor any of their respective executive officers, directors, subsidiaries or other affiliates have any beneficial interest in the Debentures;

•	neither the Company nor, to the knowledge of the Company, Misys will purchase any Debentures from such persons; and

•

except for the Company’s conversion of validly surrendered Debentures pursuant to the terms of the Indenture into Shares, at the conversion rates specified for the Debentures in Section 2.3 hereof, or, if the Company so elected, the delivery of cash in lieu thereof calculated based on the average of the closing prices of the Shares on the NASDAQ on the five trading days following the Company’s election, to the knowledge of the Company, during the 60 days preceding the date of this Purchase Notice, none of such officers, directors or other affiliates has engaged in any transactions in the Debentures.

A list of the Company’s and Misys’s directors and executive officers is attached to this Offer To Purchase as Annex A.

Except as described above, neither the Company, Misys, nor, to the Company’s knowledge, any of their respective affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Change of Control Offer or with respect to any securities of the Company.

11.    Purchase, Exchange or Redemption of Debentures by the Company and its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, is subject to restrictions under applicable United States federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than through the Change of Control Offer until at least the tenth business day after the Change of Control Repurchase Date. Following such time, if any Debentures remain outstanding, the Company and its affiliates may, subject to applicable law, purchase Debentures in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Change of Control Repurchase Price. Any decision to purchase, exchange or redeem the Debentures will depend upon many factors, including the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Change of Control Offer, the business and financial position of the Company and general economic and market conditions.

12.    Material Tax Considerations.

The following discussion summarizes certain United States federal income tax considerations that may be relevant to you if you surrender your Debentures for purchase in the Change of Control Offer. This summary is based on the Internal Revenue Code of 1986, as amended, and the regulations, rulings and decisions thereunder, all of which are subject to change, possibly with retroactive effect.

This summary does not describe all of the tax considerations that may be relevant to you. All holders are strongly encouraged to consult with their own tax advisor about the United States federal, state, local and other tax consequences of tendering your Debentures in the Change of Control Offer.

****

Any discussion of United States federal tax issues set forth in this Offer to Purchase was written in connection with the promotion and marketing by the Company of the transactions described in this Offer to Purchase. Such discussion is not intended or written to be legal or tax advice to any person and is not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any United States federal tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

****

This discussion applies only to U.S. holders who hold the Debentures as capital assets, and does not apply if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns Debentures that are a hedge or that are hedged against interest rate risks;

•	a person that owns Debentures as part of a straddle or conversion transaction for tax purposes; or

•	a United States person whose functional currency for tax purposes is not the U.S. dollar

•	a person that is not a “U.S. holder” (as defined below).

U.S. Holders

For the purposes of this discussion, a “U.S. holder” is a beneficial owner of the Debentures for U.S. federal income tax purposes and that is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You will generally recognize gain or loss on the surrender of your Debentures in the Change of Control Offer equal to the difference between the amount you realize on the surrender and your tax basis in your Debentures, except to the extent attributable to accrued but unpaid interest (which will instead be taxable as ordinary income). Your basis in your Debentures will generally equal the price you paid for the Debentures, adjusted, if applicable, in accordance with the rules governing original issue discount, market discount and bond premium. Please consult your tax advisor to determine your adjusted basis in your Debentures. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements on IRS Form 1099 generally will apply to the payment of the proceeds from the surrender of your Debentures in the Change of Control Offer effected at a U.S. office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate U.S. holder that: (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or (iii) in certain circumstances, fails to comply with applicable certification requirements.

13.    Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The documents listed below (as such documents may be amended from time to time) are incorporated by reference herein and contain important information about the Company and its financial condition.

•	The section titled “Description of the Debentures” in the Company’s Prospectus dated November 19, 2004.

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2007 as amended by Form 10-K filed on April 25, 2008;

•	The Company’s Quarterly Reports on Form 10-Q for the fiscal periods ended March 31, 2008 and June 30, 2008;

•

The Company’s Current Reports on Form 8-K dated January 7 (as amended February 28, 2008), January 31, March 18, March 19, March 20, March 27, July 30, August 20, August 22, August 29, September 16, September 19, September 22, September 29, October 2, October 6, October 10, October 17, and October 23, 2008 (with respect to Item 5.02 only);

•	The Company’s Definitive Proxy Statement on Schedule 14A dated August 21, 2008

The Company has filed with the SEC a Tender Change of Control Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Change of Control Offer. The Tender Change of Control Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

You may request a free copy of these filings by writing to us at the following address:

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

Attn: Lee Shapiro, Corporate Secretary

14.    No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Change of Control Offer.

15.    Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Debentures.

16.    Conflicts. In the event of any conflict between this Offer to Purchase and the accompanying Purchase Notice on the one hand and the terms of the Indenture or the Debentures or any applicable laws on the other hand, the terms of the Indenture or the Debentures or applicable laws, as the case may be, will control.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

November 7, 2008

Annex A

Information About the Directors and Executive Officers of the Company and Misys

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers as of November 6, 2008.

Except as noted in the next paragraph, the business address for each of the individuals listed below is: 222 Merchandise Mart Plaza, Suite 2024, Chicago, IL 60654.

The business address for Michael Lawrie, Sir Dominic Cadbury, Jim Malone, John King, Cory Eaves and Kelly Barlow is Misys plc, One Kingdom Street, Paddington, London W2 6BL, United Kingdom.

Directors

Name	Title

Michael Lawrie	Chairman

Glen Tullman	Director

Marcel Gamache	Director

Philip Green	Director

Michael Kluger	Director

Sir Dominic Cadbury	Director

Jim Malone	Director

John King	Director

Cory Eaves	Director

Kelly Barlow	Director

Executive Officers

Name	Title

Michael Lawrie	Executive Chairman

Glen Tullman	Chief Executive Officer

A-1

Name	Title

Lee Shapiro	President, Chief Operating Officer and Secretary

William J. Davis	Chief Financial Officer

Brian Vandenberg	Senior Vice President, General Counsel and Assistant Secretary

Vern Davenport	President, Professional Solutions

Laurie A.S. McGraw	President, Enterprise Solutions

Jeffrey A. Surges	President, Health Systems

Nicoa Dunne	Senior Vice President, Human Resources

Steve Lalonde	Senior Vice President, Sales

Jay Khan	Senior Vice President, Services

The following table sets forth the names of each of the members of Misys’s board of directors and each of Misys’s executive officers.

The business address for each of the individuals listed below is Misys plc, One Kingdom Street, Paddington, London W2 6BL, United Kingdom.

Directors

Name	Title

Sir Dominic Cadbury	Non-Executive Director, Chairman

Michael Lawrie	Executive Director

Jim Malone	Executive Director

John King	Non-Executive Director

Al-Noor Ramji	Non-Executive Director

Jeff Ubben	Non-Executive Director

A-2

John Ormerod	Non-Executive Director, Senior Independent Director

Philip Rowley	Non-Executive Director

Executive Officers

Name	Title

Michael Lawrie	Chief Executive Officer

Jim Malone	Chief Financial Officer

Bob Barthelmes	Executive Vice President, GM, Open Source Solutions

Cory Eaves	Executive Vice President, Chief Technology Officer

Dan Fitz	Executive Vice President, Company Secretary and General Counsel

Doreen Tyburski	Acting Executive Vice President, Human Resources

Ed Ho	Executive Vice President GM, Treasury & Capital Markets

Eileen McPartland	Executive Vice President GM, Global Sales and Services

Guy Warren	Executive Vice President GM, Core Banking

Paul Musselman	Executive Vice President Strategy and Development

Peter McCullagh	Executive Vice President, Chief Marketing Officer

A-3